VIA EDGAR

August 18, 2017

Mr. Robert F. Telewicz, Jr.

Accounting Branch Chief

Office of Real Estate and Commodities

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

RE:	Host Hotels & Resorts, Inc.

Host Hotels & Resorts, L.P.

Form 10-K for the fiscal year ended December 31, 2016

Filed February 24, 2017

File No. 001-14625 (Host Inc.)

File No. 333-55807 (Host L.P.)

Dear Mr. Telewicz:

On behalf of Host Hotels & Resorts, Inc. and Host Hotels & Resorts, L.P., we are submitting this letter in response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission concerning the Annual Report on Form 10-K referenced above as set forth in the Staff’s letter dated July 13, 2017. For your convenience, we have set forth the Staff’s original comment immediately preceding our response.

Form 10-K for the fiscal year ended December 31, 2016

Item 8. Financial Statements and Supplementary Data

15. Geographic and Business Segment Information, page 128

1.	We note your response to our prior comment one and that despite the dispersion in room rates and in RevPAR levels between properties in different locations or property types (Urban, Suburban, Resort and Airport), you believe that your hotels share similar economic characteristics. Please clarify if your chief operating decision maker relies on certain performance measures (i.e. operating margin, net income, EBITDA, etc.) to evaluate the operating performance of your hotels and if such measures are evaluated in the determination that all of your hotels share similar economic characteristics:

Response:

The Company aggregates all of its luxury and upper-upscale hotels properties, regardless of brand, location or property type, because it believes that this presentation is consistent with the objective and

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August 18, 2017

basic principles of Accounting Standards Codification (ASC) 280, including areas identified in paragraph 50-11 of ASC 280. As we noted in the Company’s previous response, differences in average room rates are primarily driven by supply/demand dynamics and economic considerations in a specific market. Nevertheless, all of the properties in the portfolio possess similar economic characteristics because they react similarly to economic stimulus such as business investment, changes in GDP, and changes in travel patterns. In the Company’s prior response, this similarity was demonstrated by the strong correlation of .90 or greater for annual RevPAR (revenue per available room) growth for the urban, suburban, resort and airport property types over the past 10 years.

The Company’s CEO (its chief operating decision maker or CODM) and senior management rely on several performance measures to evaluate the performance of the properties other than RevPAR, of which the primary measure is EBITDA. The Company believes that EBITDA is a measure of performance that provides useful information to the CODM and investors in evaluating the ongoing operating performance of the properties after removing the impact of the Company’s capital structure (primarily interest expense) and its asset base (primarily depreciation and amortization). The CODM uses EBITDA to assess the performance of each of the Company’s 95 hotel properties and as part of the annual budget process to determine the level of capital expenditures at individual hotel properties. In addition, the CODM uses EBITDA to determine the value of hotel properties for acquisition or disposition transactions. As with RevPAR, EBITDA performance shows a strong correlation across the portfolio and reinforces the Company’s determination that its portfolio of hotel properties reacts similarly to economic stimulus and, thus, has similar economic characteristics.

In response to the Staff’s comment letter of July 13 and conference call with the Company on July 25, the Company has prepared a graphical analysis of EBITDA performance by property type and two additional graphs using RevPAR Growth and EBITDA per Room Growth for a comparable domestic portfolio that demonstrates that a similar correlation exists across geographic locations. For each analysis (i.e. Property RevPAR Growth, EBITDA per Room Growth, and EBITDA Growth by Property Type) the Company has used a comparable hotel set of 68 domestic properties based on its policy for comparable hotels as disclosed in its filings with the SEC. These properties were owned and consolidated for the entirety of the 10-year period presented. While the Company currently owns 89 domestic properties, its comparable domestic portfolio has changed over time due to acquisitions, dispositions, substantial property damage or business interruption, and large-scale capital projects. These factors are temporary and are not likely to affect the long term performance of the hotels. As a result, while our entire portfolio of 95 hotels demonstrates a strong correlation, the Company believes this is best illustrated with the 68 comparable domestic properties over the entirety of the 10-year period presented. The Company notes that its seven international hotels owned at December 31, 2016 represented less than 3% of revenues and, as such, do not either individually or in the aggregate approach the quantitative thresholds necessary to qualify as a reportable segment.

The first two tables below demonstrate correlation by geographical location wherein each line represents one of the 68 individual comparable properties, the blue line represents the portfolio average for RevPAR growth and EBITDA per room growth and the red line is annual US GDP growth. The third table presents EBITDA performance by property type. The Company notes the strong correlation for each of these metrics across the portfolio regardless of starting point of individual properties and that the primary determinant for RevPAR and EBITDA is based on location and property specific factors. Further and consistent with ASC 280, the Company believes that temporary factors such as heightened supply, international travel restrictions, or other significant business events or disruptions over a short period of time which cause differences in performance should not result in distinct operating segments.

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August 18, 2017

Note: For presentation purposes and graph scaling, five properties which had an EBITDA change of 150% or greater in any given year have been removed from the EBITDA per Room Growth graph.

Securities and Exchange Commission

August 18, 2017

As shown above, although each of the hotels has a different starting point for RevPAR and EBITDA per Room, the movement of individual hotels is consistent with the portfolio average. The Company notes the following statistical facts regarding the portfolio which further illustrate the correlation of its properties:

•	EBITDA by Property Type has a correlation coefficient of at least .92 with the overall portfolio.

•	The Company’s individual properties are positively correlated to GDP growth with an average correlation coefficient of .75 for RevPAR growth. Individual property RevPAR and EBITDA per room correlation to the portfolio average can fluctuate over the ten-year period due to variations in individual properties and specific market conditions. However, 43 of 68 properties have a correlation coefficient to the portfolio average of .85 and .75 or higher for RevPAR and EBITDA, respectively. Examples of individual markets and properties that negatively affected correlation on a temporary basis include:

•	The Washington, D.C. metropolitan area, including the Virginia and Maryland suburbs, did not experience as great of a decline in performance in 2009 during the recession due to the increased performance as a result of the inauguration; and,

•	Four properties in New York City were affected by very high levels of new supply in 2015 and 2016.

The Company believes that properties of similar size, property type or brand located in different markets have different RevPAR or EBITDA based on location and market specific factors. Accordingly, the Company believes the primary determinant of performance is the amalgamation of many property specific factors including geographic location, level and quality of amenities, new supply, or changes in demand. Despite the dispersion in performance and operating statistics in different locations and property types, the Company believes that all of its 95 properties share similar economic characteristics because they are all subject to the same economic dynamics and respond similarly to changes in economic stimulus. The Company believes that temporary factors such as heightened supply or international travel restrictions over a short period of time which causes differences in RevPAR, EBITDA and overall performance should not result in distinct operating segments when over the long term the Company expects the prospects and performance of the market to be similar to the remainder of the portfolio.

The Company considers each one of its hotels to be an operating segment meeting the definition set forth in ASC Topic 280. The Company continues to believe that the aggregation of all of its properties is

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appropriate due to the similarity of its hotel properties with regards to their economic characteristics and the nature of their products, services and customers. As discussed in the Company’s prior response, all of its luxury and upper-upscale properties have similar customers and cater to a similar mix of business transient, leisure and group customers. These customers seek high-quality hotel accommodations and who require the amenities provided by these categories of hotels, such as meeting and banquet facilities, a variety of restaurants and lounges, swimming pools, exercise/spa facilities. This is true regardless of property type or geographic market. Additionally, because the performance of the hotels are similar in response to economic stimulus as demonstrated above, the Company believes that aggregating subgroups would not help its investors to better understand the Company’s performance and prospects for future cash flows.

If you have any questions or comments or require further information, please do not hesitate to telephone the undersigned at 240-744-5120, or Brian G. Macnamara at 240-744-5423.

Sincerely,

/s/ GREGORY J. LARSON
Gregory J. Larson
Executive Vice President,
Chief Financial Officer
Host Hotels & Resorts, Inc.

cc:	Jeffrey Lewis, Staff Accountant

Elizabeth A. Abdoo, Host Hotels & Resorts, Inc.

Brian G. Macnamara, Host Hotels & Resorts, Inc.

Scott Herlihy, Latham & Watkins, LLP